EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2008	2007	2006	2005	2004

(Loss) income from continuing operations	$(2,751)	$(4,378)	$1,485	$1,771	$1,869
Income tax expense	(1,166)	(913)	837	891	953

Income from continuing operations before income tax expense	(3,917)	(5,291)	2,322	2,662	2,822

Fixed charges:
Interest expense	6,274	7,711	6,996	4,275	2,726
Interest portion of rentals(1)	37	59	50	50	45

Total fixed charges	6,311	7,770	7,046	4,325	2,771

Total earnings from continuing operations as defined	$2,394	$2,479	$9,368	$6,987	$5,593
Ratio of earnings to fixed charges	.38	.32	1.33	1.62	2.02

Preferred stock dividends(2)	57	58	57	125	108

Ratio of earnings to combined fixed charges and preferred stock dividends	.38	.32	1.32	1.57	1.94

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.